FORM U-7D
                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                        Amendment(1)

      The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.



1.    Lessee public utility company:   Pennsylvania Electric Company
                                        ---------------------------------------

      Address:  c/o GPU  Service,  Inc., 310  Madison  Avenue,  Morristown,  NJ
                ----------------------------------------------------------------
      07962
      --------------------------------------------------------------------------

2.    Date: as of November 5, 1998 (date of Second Amended and Restated  Nuclear
            --------------------------------------------------------------------
      Material Lease Agreement with TMI-1 Fuel Corp.; Amended and Restated Lease
      --------------------------------------------------------------------------
      dated as of November 17, 1995; original lease dated as of August 8, 1991)
      -------------------------------------------------------------------------

2a.   Expected  date  facility  will  be placed  in  service:  facility  is  in
                                                             ------------------
      service
      --------------

3. Regulatory authority which has acted on transaction:

      Name: Pennsylvania Public Utility Commission
           ---------------------------------------
      Date of order: 09/17/98
                    ---------
      Name: Securities and Exchange Commission
            ------------------------------------
      Date of order: 11/3/98;
                   ----------

4. Initial term of lease: 364 days from 11/5/98
                         ----------------------

4a.   Renewal  options:  renewable for 364-day  extensions  after  expiration of
                       ---------------------------------------------------------
      initial term, but in no event with a term beyond November 17, 2015.
      -------------------------------------------------------------------

5. Brief description of facility: nuclear fuel, assemblies and component
      ------------------------------------------------------------------------
      parts  acquired  from  time to time for use at Three  Mile  Island  Unit 1
      --------------------------------------------------------------------------
      nuclear generating station ("TMI-1") of which Lessee owns a 25% interest
      ------------------------------------------------------------------------

6.    Manufacturer  or supplier:  Sequoyah Fuels  Corporation/ConverDyn,  United
                                ------------------------------------------------
      States Enrichment  Corporation,  Framatome Cogema Fuels and possibly other
      --------------------------------------------------------------------------
      manufacturers  or suppliers in the future  pursuant to the related  Second
      --------------------------------------------------------------------------
      Amended and Restated Nuclear Material Lease Agreement
      -----------------------------------------------------

7. Cost of facility: up to $25 million (for portion of facility relating to
                          ------------------------------------------------------
      Lessee's interest in TMI-1)
      ---------------------------

8. Basic rent. Initial term: (2)

8a.   Periodic installment.  Amount:  (2)        Period:  (2)
                                    --------             ----------------------

9. Holder of legal title to facility: TMI-1 Fuel Corp.
                                     -------------------------------------------
      Address:  c/o United  States  Trust  Company  of New York,  114 West 47th
               -----------------------------------------------------------------
      Street, New York, NY 10036
      -------------------------------------------------------------------------

10. Holders of beneficial interests:
                                        Percent                 Amount
        Name and Address                of equity               invested
        -----------------------      -----------------------   ---------
        TMI-1 Fuel Corp.                100%                    Up to $25
        c/o United States Trust                                       million
          Company of New York
        114 West 47th Street
        New York, NY 10036

        United States Trust             Trustee under Second    --
          Company of New York           Amended and Restated
        114 West 47th Street            Trust Agreement
        New York, NY 10036

        Lord Fuel Corp.                 Reversionary interest   --
        c/o Lord Securities             under Second Amended
        Corporation                     and Restated Trust
        2 Wall Street                   Agreement
        New York, NY 10005

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

      Amount borrowed: (3)
                      -------------------------------------------------------
      Interest rate: (3)   Number of lenders: (3)
                    -------                  -----------
      Terms  of  Repayment.   Amount: Payments  based  on  amount  of  monthly
                             ---------------------------------------------------
      financing  charge, as defined in the Second Amended and Restated  Nuclear
      --------------------------------------------------------------------------
      Material Lease Agreement, together with thermal energy in British Thermal
      --------------------------------------------------------------------------
      Units of heat  produced by nuclear material  burned  multiplied  by a BTU
      --------------------------------------------------------------------------
      charge
      --------------------------------------------------------------------------
      Period:    Lease Term
                 -------------
      Date executed:  12/2/98
      Signature of Holder of legal title:

                                    TMI-1 FUEL CORP.


                                    By:/s/ Louis P. Young
                                       Louis P. Young
                                    Title:  President

    Signatures  of  Holders  of  beneficial  interests   shall  be  annexed  and
    incorporated herein.(4)
------------------------------

(1) This Amendment relates to the Second Amended and Restated Nuclear Material Lease Agreement dated as of November 5, 1998 between TMI-1 Fuel Corp. and Pennsylvania Electric Company and financing transactions related thereto. Such agreement amends the Amended and Restated Nuclear Material Lease Agreement dated as of November 17, 1995, which was the subject of an amendment to the Certificate on Form U-7D filed by TMI-1 Fuel Corp. on December 1, 1995.
(2) See Attachment A.
(3) See Attachment B.
(4) See Attachment C.

                                  Attachment A
                                  ------------


Basic Rent. Monthly rent during both the initial and any renewal term equals the
------------
sum of (a) all commercial paper discount, as defined in the Second Amended and Restated Nuclear Material Lease Agreement, payable by TMI-1 Fuel Corp., with respect to commercial paper outstanding and all interest payable by TMI-1 Fuel Corp. with respect to all outstanding notes issued by such company, to finance the Lessee's interest in nuclear fuel assemblies and component parts for use at TMI-1 (the "Nuclear Material") and certain transaction costs payable by TMI-1 Fuel Corp. incurred in connection with the Second Amended and Restated Nuclear Material Lease Agreement, which commercial paper discount, interest and costs are not related to costs incurred by TMI-1 Fuel Corp. in acquiring the Nuclear Material and (b) a Monthly Rent Component which shall be an amount determined by multiplying (x) the amount of thermal energy in millions of British Thermal Units of heat produced by such Nuclear Material during the second preceding month by (y) the BTU Charge set forth in the final leasing record covering such Nuclear Material.

Additional Rent. Includes legal, accounting,  administrative and other operating
----------------
expenses and taxes incurred by TMI-1 Fuel Corp. to the extent not paid as part of Basic Rent (including, without limitation, any cancellation fees, yield maintenance amounts and all other liabilities incurred or owed by TMI-1 Fuel Corp. pursuant to the financing documents) and all amounts (other than Basic
Rent) that the Lessee agrees to pay under the Second Amended and Restated Lease Agreement (including, without limitation, indemnification payable under the Second Amended and Restated Lease Agreement and general and administrative expenses of TMI-1 Fuel Corp.)

                                  Attachment B
                                  ------------

TMI-1 Fuel Corp. has entered into a Credit Agreement, dated as of November 5, 1998, with The First National Bank of Chicago, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, and First Chicago Capital Markets, Inc. and PNC Capital Markets, Inc., as Arrangers thereunder and the Banks party thereto (collectively, the "Lenders"), providing for loans from time to time to TMI-1 Fuel Corp., in order to finance acquisition costs for Nuclear Material. The aggregate face value of commercial paper and/or loans that may be issued under such Credit Agreement may not exceed $100,000,000 ($25 million for Lessee's interest in the facility). On November 5, 1998, TMI-1 Fuel Corp. issued commercial paper under the Credit Agreement in the aggregate face amount of $56,627,000, approximately $14,156,750 of which relates to the Lessee's interest in TMI-1.

                                  Attachment C
                                  ------------


                   Signatures of Holders of Beneficial Interests
                   ---------------------------------------------


            The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.


                                    TMI-1 FUEL CORP.


                                    By:/s/ Louis P. Young
                                       Louis P. Young
                                    Title:  President



                                    UNITED STATES TRUST COMPANY OF
                                      NEW YORK, as Trustee


                                    By:/s/ Louis P. Young
                                       Louis P. Young
                                    Title:  Vice President



                                    LORD FUEL CORP., as Trust Beneficiary


                                    By:/s/ Dwight Jenkins
                                       Dwight Jenkins
                                    Title:  Vice President